SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Dated November 15, 2006

Coca-Cola Hellenic Bottling Company S.A.

(Translation of Registrant’s Name Into English)

9 Fragoklissias Street, 151 25 Maroussi, Athens, Greece

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-☒Form 40-F☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):                ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):                ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐      No   ☒

Table of Contents

Press Release of  November 14, 2006 — Results for the nine months ended 29 September 2006 (IFRS)

Armenia, Austria, Belarus, Bosnia & Herzegovina, Bulgaria, Croatia, Cyprus, Czech Republic, Estonia,

FYROM, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Moldova, Montenegro, Nigeria, Northern Ireland,

Poland, Romania, Russia, Serbia, Slovakia, Slovenia, Switzerland, Ukraine

Results for the nine months ended 29 September 2006 (IFRS)

Continued strong business performance

HIGHLIGHTS FOR THE NINE MONTHS

•                                         Volume, excluding acquisitions, of 1,331 million unit cases, 10% above 2005, (reported: 1,357 million unit cases, 12% above 2005),

•                                         Steady progress in underlying operating profit (EBIT) to €506 million, 12% above prior year (reported: €469 million),

•                                         Underlying net profit of €363 million, 18% above prior year (reported: €341 million),

•                                         Underlying EPS of €1.51, 17% above prior year (reported: €1.41).

THIRD QUARTER HIGHLIGHTS

•                                         Volume, excluding acquisitions, of 500 million unit cases, 10% above 2005, (reported: 522 million unit cases, 15% above 2005),

•                                         Solid progress in underlying operating profit (EBIT) to €231 million, 13% above prior year (reported: €225 million),

•                                         Underlying net profit of €172 million, 16% above prior year (reported: €167 million),

•                                         Underlying EPS of €0.72, 16% above prior year (reported: €0.69).

Note: Underlying financial indicators (Operating profit, EPS, etc.) exclude the recognition of pre-acquisition tax losses, restructuring costs, exceptional items and the results of the acquired entities in 2006 as per page 4.

Doros Constantinou, Managing Director of Coca-Cola HBC, commented:

“Continued strong organic volume growth in the third quarter, together with effective execution of revenue growth strategies has enabled us to maintain our positive earnings momentum despite persistent raw material cost pressures. As a result, we are now confidently able to upgrade our full year earnings guidance.

Our top line investment initiatives continue to reap rewards, with all product categories showing growth, particularly those in our expanding non-CSD portfolio. Together with selective acquisitions that are consistent with our strategy and further leveraging our distribution strength, we remain confident that our long-term business model will continue to support our earnings growth at a strong and sustainable level.”

14 November 2006

Coca-Cola Hellenic Bottling Company S.A.

Results for the nine months ended 29 September 2006 (IFRS)

Coca-Cola Hellenic Bottling Company S.A. (‘CCHBC’ or the ‘Group’) is one of the world’s largest bottlers of products of The Coca-Cola Company (‘TCCC’) and has operations in 28 countries serving a population of over 540 million people. CCHBC shares are listed on the Athens Exchange (ATHEX:EEEK), with secondary listings on the London (LSE:CCB) and Australian (ASX:CHB) Stock Exchanges. CCHBC’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE:CCH).

Financial information in this announcement is presented on the basis of International Financial Reporting Standards (‘IFRS’). CCHBC also prepares financial information under accounting principles generally accepted in the United States (‘US GAAP’), which are available on our website: www.coca-colahbc.com

Conference Call

CCHBC will host a conference call with financial analysts to discuss the 2006 third quarter results on 14 November 2006 at 4:00 pm, Athens time (2:00 pm, London time and 9:00 am, New York time). Interested parties can access the live, audio webcast of the call through CCHBC’s website (www.coca-colahbc.com).

INQUIRIES:

Company contacts: Coca-Cola HBC Melina Androutsopoulou Investor Relations Director	Tel: +30 210 618 3229 email: melina.androutsopoulou@cchbc.com

George Toulantas Investor Relations Manager	Tel: +30 210 618 3255 email: george.toulantas@cchbc.com

Anna Konoplianikova Investor Relations Analyst	Tel: +30 210 618 3124 email: anna.konoplianikova@cchbc.com

European press contact: Financial Dynamics London Greg Quine	Tel: +44 20 7269 7206 email: greg.quine@fd.com

US press contact: FD US Jim Olecki	Tel: +1 212 850 5600 email: jolecki@fd-us.com

Overview

Coca-Cola Hellenic Bottling Company S.A. (‘CCHBC’ or ‘the Group’) delivered robust EBIT and EPS growth for the first nine months of 2006, driven primarily by strong organic volume and revenue growth initiatives which largely offset significant raw material cost pressures persisting through the third quarter.

Volume, excluding the impact of our recent acquisitions in Serbia, Cyprus, and Italy (refer to note 14 for more information), grew by approximately 10% in the first nine months and the third quarter of 2006 as a result of continued successful marketplace execution. Including acquisitions, volume grew by 12% and 15% for the first nine months and the third quarter of 2006 respectively.

On 5 July 2006, the Group acquired, jointly with TCCC, 100% of Fonti Del Vulture S.r.l. (‘Fonti Del Vulture’) (previously referred to as the ‘Traficante Group’), a producer of high quality mineral water in Italy with significant water reserves. On 22 August 2006, we acquired Yoppi Kft. (‘Yoppi’), a hot beverages vending operator in Hungary. This acquisition forms part of the Group’s strategy to selectively explore opportunities to leverage its distribution strength and offer a full range of beverages. The impact on the Group financial results of both acquisitions is minimal.

During the quarter, integrated system marketing support behind core brands in conjunction with strong execution of planned promotional activity at the end-outlet level, led to positive volume growth across all product categories. The new ‘Coke Side of Life’ campaign was launched in several of our countries in Central and Eastern Europe, which supported overall CSD volume growth of 6% during the third quarter. Trademark Coke increased by 7%, led by Coca-Cola Light, which grew in the low double digits.

We continue to track the trend towards health and wellness through increasing the penetration of our non-CSD brands across our existing outlet universe. We also continue to position ourselves positively to capture future growth opportunities within this category through expanding our offerings to consumers with product innovation and targeted acquisitions. During the quarter, we introduced a new range of Cappy Ice Fruit flavours — Multivitamin, Red Fruits and Orange Grapefruit - in Romania and Nestea Green Tea in Ukraine and Belarus.  Following the integration of our recently acquired business in Cyprus, we launched a new line of flavoured milk drinks under the Lanitis trademark.  In addition, we continue to penetrate the Ukrainian and Belarussian juice markets using the Russian-acquired Multon brands, Rich and Dobry, through launching new flavours suited to local tastes.  As part of our efforts to further build equity in the Nestea brand across Central and Eastern Europe, we introduced Nestea in a 1.5 litre PET future consumption package in the Baltics, Romania and Hungary. Excluding the impact of this year’s acquisitions, all non-CSD categories delivered strong double-digit volume growth for both periods under review.

Reconciliation of Reported to Underlying Financial Indicators

Nine months ended 29 September 2006	Volume (million unit cases)	EBITDA (€ million)	EBIT (€ million)	Net Profit (€ million)	Earnings per Share (€)
Reported financial indicators	1,357.1	740.8	469.1	340.5	1.41
Recognition of pre-acquisition tax losses(note 4)	—	-	7.8	—	—
Restructuring costs — cash (note 5)	—	24.4	24.4	17.9	0.07
Restructuring costs — non cash (note 5)	—	—	17.8	13.3	0.06
Gain from the sale of the production site in Dublin	—	(14.8)	(14.8)	(13.2)	(0.05)
Provision for the Greek Competition Authority fine (note 13)	—	8.9	8.9	8.9	0.04
Acquisitions in 2006 (note 14)	(26.5)	(10.1)	(7.1)	(4.3)	(0.02)
Underlying financial indicators	1,330.6	749.2	506.1	363.1	1.51

Third Quarter ended 29 September 2006	Volume (million unit cases)	EBITDA (€ million)	EBIT (€ million)	Net Profit (€ million)	Earnings per Share (€)
Reported financial indicators	521.7	312.7	225.3	167.1	0.69
Restructuring costs — cash (note 5)	—	2.0	2.0	1.6	0.01
Restructuring costs — non cash (note 5)	—	—	3.1	2.2	0.01
Provision for the Greek Competition Authority fine (note 13)	—	4.4	4.4	4.4	0.02
Acquisitions in 2006 (note 14)	(21.4)	(6.0)	(4.3)	(3.2)	(0.01)
Underlying financial indicators	500.3	313.1	230.5	172.1	0.72

Operational Review by Reporting Segments

	Underlying volume (million unit cases)			Reported volume (million unit cases)
Nine months	2006	2005	% Change	2006		2005	% Change
Established Markets	446.3	442.1	+1%	470.9		442.1	+7%
Developing Markets	264.1	233.9	+13%	264.1		233.9	+13%
Emerging Markets	620.2	535.0	+16%	622.1		535.0	+16%
CCHBC	1,330.6	1,211.0	+10%	1,357.1	(1)	1,211.0	+12%

(1) includes 26.5 million unit cases from new acquisitions

	Underlying EBIT (€ million)			Reported EBIT (€ million)
Nine months	2006	2005	% Change	2006	2005	% Change
Established Markets	241.1	250.0	-4%	222.0	220.2	+1%
Developing Markets	70.8	46.2	+53%	64.7	44.6	+45%
Emerging Markets	194.2	156.1	+24%	182.4	155.8	+17%
CCHBC	506.1	452.3	+12%
New acquisitions	7.1	—	n/a
CCHBC incl. acquisitions	513.2	452.3	+13%	469.1	420.6	+12%

	Underlying volume (million unit cases)			Reported volume (million unit cases)
3rd Quarter	2006	2005	% Change	2006		2005	% Change
Established Markets	158.7	154.0	+3%	179.4		154.0	+16%
Developing Markets	104.7	91.1	+15%	104.7		91.1	+15%
Emerging Markets	236.9	210.5	+13%	237.6		210.5	+13%
CCHBC	500.3	455.6	+10%	521.7	(2)	455.6	+15%

(2) includes 21.4 million unit cases from new acquisitions

	Underlying EBIT (€ million)			Reported EBIT (€ million)
3rd Quarter	2006	2005	% Change	2006	2005	% Change
Established Markets	91.0	95.3	-5%	87.8	82.4	+7%
Developing Markets	45.0	26.9	+67%	44.3	26.8	+65%
Emerging Markets	94.5	82.2	+15%	93.2	82.0	+14%
CCHBC	230.5	204.4	+13%
New acquisitions	4.3	—	n/a
CCHBC incl. acquisitions	234.8	204.4	+15%	225.3	191.2	+18%

Established markets

Volume

Unit case volume, excluding the acquisition of Lanitis Bros Public Limited (‘Lanitis Bros’), and Fonti Del Vulture was 446 million in the first nine months of 2006, 1% ahead of prior year (reported: 471 million unit cases, 7% above prior year) and 159 million for the quarter, 3% above prior year (reported: 179 million unit cases, 16% above prior year). Our performance in this segment during the quarter was supported by positive volume growth contribution from every country. In Italy, we achieved strong volume growth in the quarter and grew market share in all product categories and in both the immediate consumption and future consumption channel. Our ongoing route-to-market initiatives continue to yield positive results enabling us to cover additional outlets and offer our full beverage portfolio. In Ireland, we achieved low single-digit volume growth during the quarter and first nine months of the year driven by double-digit growth in the water, juice and tea categories, growth in Brand Coke and market share gain in most product categories. In Greece, mid-single digit growth in the non-CSD category offset a decline in the CSD category in the third quarter, resulting in modest volume growth. While we witnessed some growth during the quarter in both Austria and Switzerland we continue to expect a challenging trading environment to persist over the mid-term in both countries.

Operating profit (EBIT)

Established markets contributed €241 million to the Group’s underlying EBIT for the first nine months of 2006, 4% below prior year and €91 million for the quarter, 5% below prior year. The decline in profitability during the quarter is the result of planned investments related to our route-to-market strategy across a number of these markets to create the right platform for future sustainable volume and profit growth. In fact, our gross margins expanded slightly through our revenue growth strategies offsetting persistent higher raw material costs. In Italy, our strong volume performance during the third quarter was again the main driver of profitability growth in this segment, while profitability in Greece declined due to raw material costs increasing ahead of realised pricing in the marketplace.

Developing markets

Volume

Unit case volume was 264 million for the first nine months of 2006, 13% above prior year and 105 million for the quarter, 15% above prior year.  The strong volume momentum continues, with the largest contribution to unit case growth coming from the key markets of Poland, Hungary and the Czech Republic, where volumes all grew by double digits.  CSD volumes grew in the high single digits in both periods under review, led by core CSD brands, while volume across all non-CSD categories grew by double digits during both periods under review.  A strong system focus on brand building marketing activity and quality end-outlet execution is creating strong consumer-led demand for our products, leading to market share gains across both the CSD and non-CSD categories in most of our countries.

Operating profit (EBIT)

Developing markets contributed an underlying EBIT of €71 million for the first nine months of 2006, an increase of 53% compared to the same period of 2005, and €45 million for the quarter, an increase of 67% compared to the third quarter of 2005. Profit growth during both periods under review was primarily driven by the strong volume growth. In addition, gross margins also expanded during the third quarter as a result of revenue growth management initiatives to offset increased raw material costs. All countries achieved positive profit during the quarter, with the most significant contributors to growth being Poland, Hungary and Czech Republic.

Emerging markets

Volume

Unit case volume, excluding the acquisition of Fresh & Co d.o.o. (‘Fresh & Co’) in Serbia, was 620 million for the first nine months of 2006, 16% above prior year (reported: 622 million unit cases, 16% above prior year) and 237 million for the quarter, 13% above prior year (reported: 238 million unit cases, 13% above prior year). Volume in all countries grew at double digits for both periods under review, with the exception of Nigeria, where a continued difficult trading environment contributed to a 6% volume decline for the third quarter. Overall, the CSD category grew in the high single digits, with all non-CSD categories growing double digit during the quarter. In Russia, we achieved double-digit volume growth in both the CSD and non-CSD categories during the quarter. In Romania, our continued focus on quality market execution and expanded outlet coverage resulted in double-digit growth across all product categories.

Operating profit (EBIT)

Emerging markets contributed €194 million to the Group’s underlying EBIT for the first nine months of 2006 representing an increase of 24% over the prior year and €95 million for the quarter, 15% over the prior year. Solid double-digit volume growth in Russia, Ukraine, Romania, Bulgaria and Serbia, and strong revenue per case expansion from favourable pricing and mix were the main drivers of the significant profit improvement in this market segment during both periods under review. Despite this strong profit improvement, gross margins declined, mainly driven by higher raw material costs.

Group Financial Review

	Nine months ended 29 September 2006
	2006 € million	2005 € million	% Change
Volume in unit cases (in millions)	1,357.1	1,211.0	+12%
Underlying volume in unit cases (in millions)*	1,330.6	1,211.0	+10%
Net sales revenue	4,292.6	3,674.9	+17%
Cost of goods sold	(2,540.4)	(2,142.7)	+19%
Gross profit	1,752.2	1,532.2	+14%
Total operating expenses	(1,283.1)	(1,111.6)	+15%
Underlying total operating expenses*	(1,222.4)	(1,079.9)	+13%
Operating profit (EBIT)	469.1	420.6	+12%
Underlying operating profit (EBIT)*	506.1	452.3	+12%
EBITDA	740.8	679.0	+9%
Underlying EBITDA*	749.2	682.6	+10%
Net profit attributable to shareholders	340.5	300.5	+13%
Underlying net profit attributable to shareholders*	363.1	307.7	+18%
Underlying basic and diluted EPS (in euro)*	1.51	1.29	+17%

	Third quarter ended 29 September 2006
	2006 € million	2005 € million	% Change
Volume in unit cases (in millions)	521.7	455.6	+15%
Underlying volume in unit cases (in millions)*	500.3	455.6	+10%
Net sales revenue	1,649.9	1,386.7	+19%
Cost of goods sold	(964.7)	(795.1)	+21%
Gross profit	685.2	591.6	+16%
Total operating expenses	(459.9)	(400.4)	+15%
Underlying total operating expenses*	(441.4)	(387.2)	+14%
Operating profit (EBIT)	225.3	191.2	+18%
Underlying operating profit (EBIT)*	230.5	204.4	+13%
EBITDA	312.7	285.2	+10%
Underlying EBITDA*	313.1	285.5	+10%
Net profit attributable to shareholders	167.1	146.5	+14%
Underlying net profit attributable to shareholders*	172.1	147.8	+16%
Underlying basic and diluted EPS (in euro)*	0.72	0.62	+16%

*                    Underlying financial indicators exclude the recognition of pre-acquisition tax losses, restructuring costs, exceptional items and the results of the acquired entities in 2006 as per page 4.

Net sales revenue

Underlying net sales revenue increased by approximately 15% in the first nine months of 2006 and by 16% in the third quarter versus the same periods in 2005. On a currency neutral basis, underlying net sales revenue per unit case for the Group increased by approximately 4% in the first nine months of the year against 2005. All segments achieved significant net sales revenue per unit case progress, with the established markets growing by approximately 3%, the developing markets by 2%, and the emerging markets by 9%. This result has been achieved by positive product mix and increased pricing.

Cost of goods sold

Underlying cost of goods sold increased by 16% over the first nine months and by 18% over the third quarter versus prior year. On a currency neutral basis, underlying cost of goods sold per unit case increased by approximately 5% over the first nine months of the year versus prior year, driven by higher raw material costs such as sugar, aluminium and PET, in particular, for the third quarter.

Gross profit

The underlying gross profit margin over the first nine months declined from 41.7% last year to 41.0% this year. For the third quarter, underlying gross profit margins decreased from 42.7% last year to 41.8% this year. The decline in our gross profit margins was a result of the increased input costs that were not fully offset by our strong revenue generating initiatives and supply chain efficiencies, as we continue to manage our business appropriately for the long term.

Operating expenses

Total underlying operating expenses increased by 13% (or 3% on a per unit case basis) for the first nine months of 2006 and by 14% (or 4% on a per unit case basis) for the third quarter compared to the corresponding period in 2005. This reflects our continued investment in the strengthening of our sales force capabilities, the costs associated with our route-to-market initiatives primarily in established markets, as well as the increased distribution costs caused by higher fuel prices. We strongly believe that our continuing investments will pave the way for sustainable future profit growth.

Operating profit (EBIT)

Underlying operating profit (EBIT) increased by 12% for the first nine months from €452 million last year to €506 million and by 13% for the quarter from €204 million last year to €231 million. These results, in line with our plans, have been achieved by solid organic volume growth coupled with significant growth in revenue per unit case, as well as an unwavering commitment to long term investments in the marketplace.

Tax

CCHBC’s underlying effective tax rate for the nine months was approximately 19% versus 24% for the same period last year. The effective tax rate for the Group varies on a quarterly basis as a result of the mix of taxable profits and deductible expenses across our territories. This significant reduction in rate from the comparable period is substantially attributable to the successful completion of tax audits in Russia. We expect our underlying effective tax rate for the full year to be approximately 22%.

Net profit

Underlying net profit for the first nine months of 2006 increased by 18% from €308 million last year to €363 million and for the quarter by 16% from €148 million last year to €172 million this year.

EPS

Underlying net earnings per share for the first nine months of 2006 increased by 17% from €1.29 last year to €1.51 and for the quarter by 16% from €0.62 last year to €0.72 this year.

Cash flow

Cash flow generated from operating activities amounted to €604 million for the first nine months, up from €513 million last year, behind solid EBITDA growth, a contained increase in working capital as well as less taxes paid versus the same period last year. After deducting net capital expenditure, cash flow was €320 million during the first nine months of 2006, compared to €249 million in the first nine months of 2005.

Capital expenditure

CCHBC’s capital expenditure, net of receipts from disposal of assets and including principal repayments of finance lease obligations, amounted to €284 million for the first nine months of 2006, in comparison to €264 million the same period last year.

Update on restructuring costs

Restructuring costs during the first nine months of 2006 amounted to €42.2 million before tax (see further analysis under note 5). For the full year, we expect to incur total restructuring charges of approximately €50 million, including the accelerated depreciation in Ireland. The benefits of these initiatives have already been incorporated into our 2006 guidance and our long term growth model. The restructuring charges and their benefits primarily relate to initiatives in Greece, Nigeria, Ireland, Croatia and Bulgaria.

Specifically, on 24 February 2006, the production in the Athens plant in Greece ceased, and on 10 March 2006, the warehouses of Messologi, Corfu and Rhodes closed. These initiatives are expected to support the growth of the business as well as yield significant operating efficiency benefits in future years.

In June 2006, we commenced reorganisation of operational activities in Nigeria. Production at the Onitsha and Makurdi plants has been transferred to other production sites within Nigeria and, as a result, 1,350 employees were made redundant. In addition, our Nigerian operation is investing in a new production facility in Abuja, which will be operational in December 2006, to further consolidate its leadership position and enhance its long-term competitiveness and growth.

Our Irish project, which involves rationalising production sites, relocating manufacturing lines, and streamlining our warehouses, is progressing well. Our single all-island facility located in Northern Ireland is under construction and is expected to become operational during the second quarter of 2007.

In Croatia, we restructured our distribution system which has now been outsourced to third party contractors.

In July 2006, we commenced restructuring initiatives in Bulgaria. The restructuring involves the transfer of production volume from the Plovdiv plant to Kostinbrod, our largest plant where we will invest in a new combined juice and CSD line.  As a result, 90 people were affected out of a total of 1,100 that we employ in Bulgaria. The new capacity at Kostinbrod is expected to come on-stream in early 2007.

2006 Full Year Outlook

As a result of our strong performance during the first nine months and despite a challenging environment in a few of our key markets, we feel confident in upgrading our full year targets. These targets, including the recent acquisitions of Fonti Del Vulture and Yoppi, along with Lanitis Bros. and Fresh & Co. are as follows:

•                  Volume growth of approximately 11%

•                  EBIT growth of 12-13%

•                  EPS of €1.54-€1.56, an increase of 15-16%

•                  ROIC is expected to improve by 85 basis points.

Our volume growth of approximately 11% (versus approximately 9% previously) comprises organic growth of approximately 8.5% (versus 6.5% previously). The 2006 acquisitions of Fresh & Co, Lanitis Bros, Fonti Del Vulture and Yoppi are expected to contribute approximately 2.5% of volume growth, approximately 1% to EBIT growth and €0.01 to EPS in 2006.

We have upgraded our EPS from our earlier guidance range of €1.50-€1.53 to €1.54-€1.56. About one third of this EPS increase is from EBIT improvement while two thirds comes from a lower expected full year tax rate of 22%.

As we continue to invest in growing our business, we expect our net capital expenditure to be approximately €480 million for the year, which includes capital expenditure related to our current year acquisitions, but excludes the single all-Ireland facility, as previously communicated.

As we finalise our three-year business planning process, we are confident in the underlying strength of our business and accordingly, expect our 2007 targets to be in line with our long- term growth model. More detailed guidance will be provided when we announce our full-year results which are scheduled to be released mid-February 2007.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This document contains forward-looking statements that involve risks and uncertainties. These statements may generally, but not always, be identified by the use of words such as ‘believe’, ‘outlook’, ‘guidance’, ‘intend’, ‘expect’, ‘anticipate’, ‘plan’, ‘target’ and similar expressions to identify forward-looking statements. All statements other than statements of historical facts, including, among others, statements regarding our future financial position and results, our outlook for 2006 and future years, business strategy and the effects of our recent acquisitions, and restructuring initiatives on our business and financial condition, our future dealings with The Coca Cola Company, budgets, projected levels of consumption and production, projected raw material and other costs, estimates of capital expenditure and plans and objectives of management for future operations, are forward-looking statements. You should not place undue reliance on these forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect our current expectations and assumptions as to future events and circumstances that may not prove accurate. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (File No 1-31466).

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of the consolidated financial statements included here, either to conform them to actual results or to changes in our expectations.

Condensed consolidated income statement

		Nine months to	Nine months to
	Note	29 September 2006	30 September 2005
		€ million	€ million
Net sales revenue	3	4,292.6	3,674.9
Cost of goods sold		(2,540.4)	(2,142.7)

Gross profit		1,752.2	1,532.2

Operating expenses		(1,233.1)	(1,079.9)
Adjustments to intangible assets	4	(7.8)	(23.3)
Restructuring costs	5	(42.2)	(8.4)
Total operating expenses		(1,283.1)	(1,111.6)

Operating profit (EBIT)	3	469.1	420.6

Finance costs	6	(54.9)	(38.2)
Share of results of associates		0.8	0.6

Profit before taxation		415.0	383.0

Taxation	7	(70.7)	(76.2)

Profit for the period		344.3	306.8

Attributable to:
Minority interests		3.8	6.3
Shareholders of the Group		340.5	300.5
		344.3	306.8

Basic & diluted earnings per share (euro)	8	1.41	1.26

Volume (million unit cases)	3	1,357.1	1,211.0

EBITDA (€ million)	3	740.8	679.0

The notes on pages 19 to 25 are an integral part and should be read with these condensed consolidated financial statements.

Condensed consolidated income statement

		Three months to	Three months to
	Note	29 September 2006	30 September 2005
		€ million	€ million
Net sales revenue	3	1,649.9	1,386.7
Cost of goods sold		(964.7)	(795.1)

Gross profit		685.2	591.6

Operating expenses		(454.8)	(387.2)
Adjustments to intangible assets	4	—	(11.6)
Restructuring costs	5	(5.1)	(1.6)
Total operating expenses		(459.9)	(400.4)

Operating profit (EBIT)	3	225.3	191.2

Finance costs	6	(20.0)	(11.8)
Share of results of associates		0.3	0.1

Profit before taxation		205.6	179.5

Taxation	7	(36.4)	(31.1)

Profit for the period		169.2	148.4

Attributable to:
Minority interests		2.1	1.9
Shareholders of the Group		167.1	146.5
		169.2	148.4

Basic & diluted earnings per share (euro)	8	0.69	0.61

Volume (million unit cases)	3	521.7	455.6

EBITDA (€ million)	3	312.7	285.2

The notes on pages 19 to 25 are an integral part and should be read with these condensed consolidated financial statements.

Condensed consolidated balance sheet

		As at	As at	As at
	Note	29 September 2006	30 September 2005	31 December 2005
		€ million	€ million	€ million
Assets

Intangible assets	9	1,861.9	1,839.1	1,846.8
Property, plant and equipment	9	2,424.6	2,246.0	2,287.4
Other non-current assets		94.8	91.2	87.5

Total non-current assets		4,381.3	4,176.3	4,221.7

Inventories		454.9	393.7	377.1
Trade and other receivables		988.9	848.6	803.7
Assets classified as held for sale	10	2.0	-	-
Cash and cash equivalents	11	362.4	164.8	182.4

Total current assets		1,808.2	1,407.1	1,363.2

Total assets		6,189.5	5,583.4	5,584.9

Liabilities

Short-term borrowings	11	338.6	569.7	575.8
Other current liabilities		1,217.7	1,000.4	990.2

Total current liabilities		1,556.3	1,570.1	1,566.0

Long-term borrowings	11	1,639.1	1,332.8	1,327.5
Other non-current liabilities		298.3	286.2	243.5

Total non-current liabilities		1,937.4	1,619.0	1,571.0

Shareholders’ equity		2,603.3	2,304.7	2,352.6
Minority interests		92.5	89.6	95.3

Total equity		2,695.8	2,394.3	2,447.9

Total equity and liabilities		6,189.5	5,583.4	5,584.9

The notes on pages 19 to 25 are an integral part and should be read with these condensed consolidated financial statements.

Condensed consolidated cash flow statement

	Note	Nine months to 29 September 2006	Nine months to 30 September 2005	Year ended 31 December 2005
		€ million	€ million	€ million
Operating profit		469.1	420.6	460.9
Depreciation of property, plant and equipment	9	247.0	232.4	315.3
Amortisation of finite-lived intangible assets	9	1.3	—	0.6
Adjustments to intangible assets	4	7.8	23.3	26.5
Employee share options		2.9	2.7	3.6
Impairment of plant and equipment	5	12.7	—	0.9
		740.8	679.0	807.8

Gains on disposal of non-current assets		(13.9)	(7.6)	(10.9)
Increase in inventories		(66.7)	(33.0)	(12.1)
Increase in trade and other receivables		(132.7)	(94.7)	(88.2)
Increase in trade payables and other liabilities		141.5	46.5	27.9
Taxation paid		(64.8)	(77.0)	(105.3)
Cash flow generated from operating activities		604.2	513.2	619.2

Investing activities:
Payment for purchase of property, plant and equipment		(300.9)	(262.7)	(423.5)
Receipts from disposal of property, plant and equipment		28.4	10.8	29.7
Net receipts from / (payments for) investments		2.3	(0.7)	(0.2)
Proceeds from sale of trademark		—	9.0	9.0
Net payments for acquisition of subsidiaries		(77.8)	(193.4)	(195.0)
Net cash used in investing activities		(348.0)	(437.0)	(580.0)

Financing activities:
Proceeds from shares issued to employees exercising stock options		—	—	36.6
Net increase in borrowings		81.5	177.9	210.0
Principal repayments of finance lease obligations		(12.0)	(11.9)	(16.8)
Net interest paid		(67.1)	(42.8)	(50.6)
Dividends paid to group shareholders and minority interests		(76.7)	(75.2)	(76.5)
Net cash (used in)/ generated from financingactivities		(74.3)	48.0	102.7

Increase in cash and cash equivalents		181.9	124.2	141.9

Movement in cash and cash equivalents:
Cash and cash equivalents at 1 January		182.4	38.3	38.3
Increase in cash and cash equivalents		181.9	124.2	141.9
Effect of changes in exchange rates		(1.9)	2.3	2.2

Cash and cash equivalents		362.4	164.8	182.4

The notes on pages 19 to 25 are an integral part and should be read with these condensed consolidated financial statements.

Consolidated statement of changes in equity

	Attributable to equity holders of the Group						Minority interest	Total equity
	Share capital	Share premium	Exchange equalisation reserve	Other reserves	Retained earnings	Total
	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
Balance as at 31 December 2004	119.1	1,640.3	59.7	306.5	(145.3)	1,980.3	87.7	2,068.0

Profit for the period	—	—	—	—	300.5	300.5	6.3	306.8
Valuation gains on available-for- sale investments taken to equity	—	—	—	0.9	—	0.9	—	0.9
Cash flow hedges:
Losses taken to equity	—	—	—	(0.6)	—	(0.6)	—	(0.6)
Losses transferred to profit and loss for the period	—	—	—	4.7	—	4.7	—	4.7
Foreign currency translation	—	—	82.1	—	—	82.1	5.3	87.4
Tax on items taken directly to or transferred from equity	—	—	—	(0.2)	—	(0.2)	—	(0.2)
Comprehensive income	—	—	82.1	4.8	300.5	387.4	11.6	399.0
Share based compensation:	—
Options	—	—	—	2.5	—	2.5	—	2.5
Employee share purchase plan	—	—	—	1.2	—	1.2	—	1.2
Reinvestment of shares held by minority interests	—	—	—	—	—	—	0.1	0.1
Appropriation of reserves	—	—	—	(42.3)	42.3	—	—	—
Dividends	—	—	—	—	(66.7)	(66.7)	(9.8)	(76.5)
Balance as at 30 September 2005	119.1	1,640.3	141.8	272.7	130.8	2,304.7	89.6	2,394.3

Profit for the period	—	—	—	—	7.6	7.6	6.0	13.6
Valuation gains on available-for- sale investments taken to equity	—	—	—	0.5	—	0.5	—	0.5
Cash flow hedges:
Gains taken to equity	—	—	—	0.5	—	0.5	—	0.5
Gains transferred to profit and loss for the period	—	—	—	(1.0)	—	(1.0)	—	(1.0)
Foreign currency translation	—	—	2.4	—	—	2.4	(0.1)	2.3
Tax on items taken directly to or transferred from equity	—	—	—	0.1	—	0.1	—	0.1
Comprehensive income	—	—	2.4	0.1	7.6	10.1	5.9	16.0
Shares issued to employees exercising stock options	1.2	35.4	—	—	—	36.6	—	36.6
Share based compensation:
Options	—	—	—	1.1	—	1.1	—	1.1
Employee share purchase plan	—	—	—	0.1	—	0.1	—	0.1
Acquisition of shares held by minority interests	—	—	—	—	—	—	(0.1)	(0.1)
Appropriation of reserves	—	—	—	(2.9)	2.9	—	—	—
Dividends	—	—	—	—	—	—	(0.1)	(0.1)
Balance as at 31 December 2005	120.3	1,675.7	144.2	271.1	141.3	2,352.6	95.3	2,447.9

The notes on pages 19 to 25 are an integral part and should be read with these condensed consolidated financial statements.

Consolidated statement of changes in equity

	Attributable to equity holders of the Group						Minority interest	Total equity
	Share capital	Share premium	Exchange equalisation reserve	Other reserves	Retained earnings	Total
	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
Balance as at 31 December 2005	120.3	1,675.7	144.2	271.1	141.3	2,352.6	95.3	2,447.9

Profit for the period	—	—	—	—	340.5	340.5	3.8	344.3
Valuation gains on available-for-sale investments taken to equity	—	—	—	1.4	—	1.4	—	1.4
Cash flow hedges:
Gains taken to equity	—	—	—	0.9	—	0.9	—	0.9
Losses transferred to profit and loss for the period	—	—	—	0.6	—	0.6	—	0.6
Foreign currency translation	—	—	(22.4)	—	—	(22.4)	(2.0)	(24.4)
Tax on items taken directly to or transferred from equity	—	—	—	(0.8)	—	(0.8)	—	(0.8)
Comprehensive income (loss)	—	—	(22.4)	2.1	340.5	320.2	1.8	322.0
Share based compensation:
Options	—	—	—	2.9	—	2.9	—	2.9
Employee share purchase plan	—	—	—	(0.2)	—	(0.2)	—	(0.2)
Minority interest arising on acquisitions	—	—	—	—	—	—	0.1	0.1
Appropriation of reserves	—	—	—	16.3	(16.3)	—	—	—
Dividends (note 12)	—	—	—	—	(72.2)	(72.2)	(4.7)	(76.9)
Balance as at 29 September 2006	120.3	1,675.7	121.8	292.2	393.3	2,603.3	92.5	2,695.8

The notes on pages 19 to 25 are an integral part and should be read with these condensed consolidated financial statements.

Condensed notes to the consolidated financial statements

1.         Accounting policies

The accounting policies used in the preparation of these financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2005.

Operating results for the nine months ended 29 September 2006 are not indicative of the results that may be expected for the year ended 31 December 2006 because of business seasonality. Business seasonality results from a combination of higher unit sales of the Company’s products in the warmer months of the year and the methods of accounting for fixed costs such as depreciation and interest expense that are not significantly affected by business seasonality.

Costs that are incurred unevenly during the financial year are anticipated or deferred in the interim report only if it would also be appropriate to anticipate or defer such costs at the end of the financial year.

These condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (‘IAS’) 34, Interim Financial Reporting, and should be read in conjunction with the 2005 annual financial statements, which include a full description of Coca-Cola HBC’s (‘CCHBC’ or the ‘Group’) accounting policies.

2.             Exchange rates

For CCHBC, we believe that the euro is the most appropriate reporting currency, as it is the currency most closely aligned to the operating currencies of the Group. CCHBC translates the income statements of subsidiary operations to the euro at average exchange rates and the balance sheet at the closing exchange rate for the period.

The principal exchange rates used for transaction and translation purposes in respect of one euro were:

	Average for period to		Closing as at
	29 September	30 September	29 September	31 December
	2006	2005	2006	2005
US dollar	1.25	1.25	1.27	1.19
UK sterling	0.68	0.68	0.67	0.69
Polish zloty	3.92	4.07	3.97	3.84
Nigerian naira	160.04	165.75	163.05	153.96
Hungarian forint	266.83	247.41	273.30	251.70
Swiss franc	1.57	1.55	1.58	1.56
Russian rouble	34.04	35.46	34.03	34.19
Romanian lei	3.54	3.62	3.54	3.68

3.             Segmental analysis

The Group has one business, being the production, distribution and sale of alcohol-free, ready-to-drink beverages. The Group operates in 28 countries, and its financial results are reported in the following segments:

Established markets:	Austria, Cyprus, Greece, Italy, Northern Ireland, Republic of Ireland and Switzerland.

Developing markets:	Croatia, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Slovakia and Slovenia.

Emerging markets:	Armenia, Belarus, Bosnia and Herzegovina, Bulgaria, FYROM, Moldova, Montenegro, Nigeria, Romania, Russia, Serbia, and Ukraine.

	Volume in	Net sales
	unit cases	revenue	EBITDA	EBIT
	million	€ million	€ million	€ million
Established markets
3 months ended 29 September 2006	179.4	696.9	121.4	87.8
3 months ended 30 September 2005	154.0	609.1	124.3	82.4
9 months ended 29 September 2006	470.9	1,918.2	331.9	222.0
9 months ended 30 September 2005	442.1	1,773.2	333.3	220.2
12 months ended 31 December 2005	563.5	2,262.3	382.3	235.9

Developing markets
3 months ended 29 September 2006	104.7	312.5	60.6	44.3
3 months ended 30 September 2005	91.1	258.2	44.6	26.8
9 months ended 29 September 2006	264.1	754.2	116.6	64.7
9 months ended 30 September 2005	233.9	649.0	97.5	44.6
12 months ended 31 December 2005	305.9	841.1	115.7	43.4

Emerging markets
3 months ended 29 September 2006	237.6	640.5	130.7	93.2
3 months ended 30 September 2005	210.5	519.4	116.3	82.0
9 months ended 29 September 2006	622.1	1,620.2	292.3	182.4
9 months ended 30 September 2005	535.0	1,252.7	248.2	155.8
12 months ended 31 December 2005	708.7	1,676.9	309.8	181.6

Total CCHBC
3 months ended 29 September 2006	521.7	1,649.9	312.7	225.3
3 months ended 30 September 2005	455.6	1,386.7	285.2	191.2
9 months ended 29 September 2006	1,357.1	4,292.6	740.8	469.1
9 months ended 30 September 2005	1,211.0	3,674.9	679.0	420.6
12 months ended 31 December 2005	1,578.1	4,780.3	807.8	460.9

4.             Adjustments to intangible assets

During 2005 and 2006, CCHBC recognised deferred tax assets that had previously not been recognised on the acquisition of Coca-Cola Beverages plc by Hellenic Bottling Company S.A. In accordance with IAS 12, Income Taxes, when deferred tax assets have not been recognised on acquisition and are subsequently recognised, both goodwill and deferred tax assets are adjusted with corresponding entries to operating expense and taxation in the income statement. Therefore, a charge of €7.8 million (2005: €23.3 million) has been recorded in operating expense for the nine months of the year and a deferred tax credit of €7.8 million (2005: €23.3 million) included within taxation on the income statement. There was no respective charge and deferred tax credit for the third quarter of 2006 (2005: €11.6 million).

5.             Restructuring costs

Restructuring charges of €42.2 million before tax were recorded in the first nine months (2005: €8.4 million). This amount comprised cash restructuring charges of €24.4 million (2005: €3.6 million), charges for the impairment of property, plant and equipment of €12.7 million (2005: nil) and accelerated depreciation of €5.1 million (2005: €4.8 million). The restructuring charges primarily relate to initiatives in Greece, Nigeria, Ireland, Croatia and Bulgaria.

Specifically, on 24 February 2006, production in the Athens plant ceased. In addition, on 10 March 2006, the Greek warehouses in Messologi, Corfu and Rhodes closed. These initiatives are expected to support the growth of the Greek business as well as yield significant operating efficiency benefits in future years. A total restructuring charge for Greece of €16.5 million (cash and non-cash) was recorded in the first nine months of 2006. In Nigeria, restructuring charges in the first nine months of 2006 amounted to €8.7 million (cash and non-cash). Production that was carried out at the Onitsha and Makurdi plants has been transferred to other production sites within Nigeria and, as a result, 1,350 employees were made redundant. In addition, our Nigerian operation is investing in a new production facility in Abuja to consolidate further its leadership position and enhance its long term competitiveness and growth. In Ireland, the project to develop a single all-island production facility is proceeding well. During the first nine months of 2006, €5.1 million of accelerated depreciation was recorded. In Croatia, €3.4 million of cash charges have been recorded in 2006 in respect of rationalisation of the delivery function by outsourcing it to third party contractors. In Bulgaria, €1.9 million (cash and non-cash) was recorded for transferring the production volume from the Plovdiv plant to Kostinbrod, our largest plant where we will invest in a new combined Juice and CSD line.  A further €6.6 million of restructuring charges were incurred in relation to other restructuring activities throughout the Group.

For the third quarter, the €5.1 million of restructuring costs (2005: €1.6 million) comprised €2.0 million (2005: €0.3 million) of cash restructuring charges, €1.5 million (2005: nil) of impairment losses and €1.6 million (2005: €1.3 million) of accelerated depreciation.

6.             Finance costs

	Nine months to	Nine months to
	29 September 2006	30 September 2005
	€ million	€ million
Interest expense	63.2	42.3
Net foreign exchange translation gains	(0.8)	(4.9)
Fair value losses on interest rate swaps	0.1	2.9
Interest income	(7.6)	(2.1)
Total finance costs	54.9	38.2

	Three months to	Three months to
	29 September 2006	30 September 2005
	€ million	€ million
Interest expense	25.4	13.5
Net foreign exchange translation gains	(1.8)	(1.1)
Fair value gains on interest rate swaps	(0.1)	—
Interest income	(3.5)	(0.6)
Total finance costs	20.0	11.8

7.             Taxation

The effective tax rate for the Group differs from the 2006 Greek statutory rate of 29% (2005: 32%) as a consequence of a number of factors, the most significant of which are the non-deductibility of certain expenses and the fact that the tax rates in the countries in which the Group operates differ materially from the Greek statutory tax rate. The statutory tax rates applicable to the country operations of the Group range from 0%-37%.

A best estimate of the expected full year average annual income tax rate is made for each country and applied to the profits and losses for the period arising in the respective tax jurisdictions.

The effective tax rate for the Group varies on a quarterly basis as a result of the mix of taxable profits and deductible expenses across territories and as a consequence of tax adjustments arising during the year, which do not necessarily relate to the operations of the current period.

The effective tax rate, (excluding the adjustments to intangible assets) is expected to be approximately 22% for the full year 2006. This rate is quoted before any tax credit is recognised for the current recognition of acquired and previously unrecognised accumulated tax benefits.

8.                                   Earnings per share

Basic earnings per share is calculated by dividing the net profit attributable to shareholders of the Group by the weighted average number of shares in issue during the period (2006: 240,692,002 shares; 2005: 238,260,129 shares).

9.                                   Tangible and intangible assets

	Property, plant and equipment	Intangible assets
	€ million	€ million
Opening net book value as at 1 January 2006	2,287.4	1,846.8
Additions	363.1	—
Arising on recognition of deferred tax assets in connection with the acquisition of Coca-Cola Beverages plc	—	(7.8)
Arising on current year’s acquisitions	87.8	27.9
Arising on prior year’s acquisitions	—	3.0
Disposals	(28.2)	—
Transferred to assets classified as held for sale	(2.0)	—
Impairment	(12.7)	—
Depreciation / amortisation	(247.0)	(1.3)
Foreign exchange differences	(23.8)	(6.7)
Closing net book value as at 29 September 2006	2,424.6	1,861.9

10.                            Assets classified as held for sale

It is the Group’s intention to dispose of certain land and buildings as part of the restructuring plan in Greece (see note 5). As at 29 September 2006, the net book value of these assets was €1.8 million. The remaining €0.2 million relates to assets classified as held for sale in Ireland. The proceeds from the sale of assets classified as held for sale, net of disposal costs are expected to exceed their carrying value.

11.                            Net debt

	As at	As at	As at
	29 September 2006	30 September 2005	31 December 2005
	€ million	€ million	€ million
Long-term borrowings	1,639.1	1,332.8	1,327.5
Short-term borrowings	338.6	569.7	575.8
Cash and cash equivalents	(362.4)	(164.8)	(182.4)
Net debt	1,615.3	1,737.7	1,720.9

On 24 March 2006, Coca-Cola HBC Finance plc issued €350.0 million of Floating Rate Notes due 24 March 2009.  The notes were guaranteed by Coca-Cola Hellenic Bottling Company S.A. and Coca-Cola HBC Finance B.V. and were issued under the Group’s €2.0 billion Euro Medium Term Note Programme. The notes were primarily issued in order to fund the acquisition of Lanitis Bros (as discussed in note 14) and the repayment of  the remaining €233.0 million of the outstanding debt under our €625.0 million 5.25% Eurobond that matured on 27 June 2006. The increase in long-term borrowings from 31 December 2005 was a result of this issuance net of prepaid financing costs and foreign exchange movements. The decrease in short-term borrowings from 31 December 2005 was mainly a result of the Eurobond repayment.

12.                            Dividends

The shareholders approved a dividend of €0.30 per share (totalling €72.2 million) for the year ended 31 December 2005, at the Annual General Meeting held on 20 June 2006.

13.                            Contingencies

The Greek Competition Authority issued a decision on 25 January 2002, imposing a fine on the Group of approximately €2.9 million for certain discount and rebate practices and required changes to its commercial practices with respect to placing coolers in certain locations and lending them free of charge. On 16 June 2004, the fine was reduced on appeal to €1.8 million. On 29 June 2005, the Greek Competition Authority requested that the Group provide information on its commercial practices as a result of a complaint by certain third parties regarding the Group’s level of compliance with the decision of 25 January 2002. On 7 October 2005, the Group was served with notice to appear before the Greek Competition Authority. On 14 June 2006, the Greek Competition Authority issued a decision imposing a daily penalty of €5,869 for each day the Group failed to comply with the decision of 25 January 2002. The Greek Competition Authority imposed this penalty for the period from 1 February 2002 to 16 February 2006, resulting in a total of €8.7 million. The Group believes that it has substantial legal and factual defences to the Authority’s decision and has appealed it to the competent Greek courts. On 31 August 2006, the Group deposited an amount of €8.9 million, reflecting the amount of the fine and applicable tax, with the Greek authorities. This deposit was a prerequisite to filing an appeal pursuant to Greek law. As a result of this deposit, we have increased the charge to our financial statements in connection with this case to €8.9 million.

Except for the issue mentioned above, there have been no significant changes in contingencies since 31 December 2005 (as described in the 2005 Annual Report).

14.                            Recent acquisitions

a)                 On 13 March 2006, the Group acquired, jointly with TCCC, 100% of Fresh & Co d.o.o. (‘Fresh & Co’) one of the leading producers of fruit juices in Serbia. The acquisition includes a production facility located at Subotica and the juice and nectar brands ‘Next’ and ‘Su-Voce’. The total consideration for the transaction was €17.2 million (excluding acquisition costs) with the assumption of debt of €23.5 million. CCHBC’s share of the purchase price and debt was €20.3 million.

At this stage, the acquisition has resulted in the recording of €4.5 million of trademarks and €3.8 million of goodwill. However, the fair values of the significant assets acquired and liabilities assumed are preliminary and pending finalisation of their valuations. The Fresh & Co acquisition is being accounted for as a joint venture. As a result, the Group is consolidating its 50% share of the total business effective from 14 March 2006.

b)             On 5 April 2006, the Group successfully completed the tender offer for the outstanding share capital of Lanitis Bros Public Limited (‘Lanitis Bros’), a beverage company in Cyprus, with a strong portfolio of products and a long, successful tradition as the market leader. Following completion of the tender offer, CCHBC acquired 95.43% of the share capital of Lanitis Bros. The total consideration paid for these shares was €71.5 million (excluding acquisition costs) with the assumption of debt of an additional €5.6 million. At this stage the acquisition has resulted in recording identifiable intangible assets of €15.5 million, although we are further assessing the fair values which may result in certain adjustments to the purchase price allocation.

Following completion of the tender offer, the Group initiated a mandatory buy-out process in accordance with Cypriot law for the purposes of acquiring the remaining shares in Lanitis Bros. Lanitis Bros has been delisted from the Cyprus Stock Exchange. As of 14 November 2006, the Group had acquired an additional 11,218,735 shares representing 4.48% of the share capital of Lanitis Bros for a total consideration of €3.4 million, bringing its participation to 99.91%.

c)              On 5 July 2006, the Group acquired, jointly with TCCC, 100% of Fonti Del Vulture S.r.l., a producer of high quality mineral water in Italy with significant water reserves. The acquisition includes two production facilities in the south, as well as the national mineral-water brand ‘Lilia’ and ‘Lilia Kiss’ (still and sparkling). The total consideration for the transaction was €10.6 million (excluding acquisition costs) with the assumption of debt of an additional €25.8 million. At this stage, the acquisition has resulted in the recording of goodwill of €2.2 million, although we are further assessing the fair values which may result in certain adjustments to the purchase price allocation.

d)             On 22 August 2006, the Group completed the acquisition of Yoppi Kft., a hot beverages vending operator in Hungary. Total consideration for the acquisition was €1.9 million (excluding acquisition costs) with the assumption of debt of an additional €0.1 million. At this stage the acquisition has resulted in recording goodwill of €0.3 million and identifiable intangible assets of €1.6 million, although we are further assessing the fair values which may result in certain adjustments to the purchase price allocation.

15.                            Employee numbers

The average number of full-time equivalent employees in the first nine months of 2006 was 42,388 (2005: 41,528). The effect of the newly acquired entities in 2006 was an increase of 1,091 full-time equivalent employees.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coca-Cola Hellenic Bottling Company S.A.

	By:	/s/ Jan Gustavsson
Name: Jan Gustavsson
Title: General Counsel & Company Secretary
Date: November 15, 2006